Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

June 23, 2017

Dear Sir/Madam,

Sub: Company Statement

Please find enclosed the Company statement titled- "**Conclusion of Independent Investigation into Allegations made by Anonymous Whistleblower".**

This will also be made available on the Company's website, www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Company Statement: Conclusion of Independent Investigation into Allegations made by Anonymous Whistleblower

Bangalore - June 23, 2017: On February 21 and 22, 2017, SEBI forwarded to the Company two anonymous complaints dated February 12, 2017 and February 19, 2017 ("**Anonymous Complaints**") making allegations relating to the Company. The details of the allegations made in the Anonymous Complaints were also reported by the press.

The Anonymous Complaints were placed before the Audit Committee. The Audit Committee approved a comprehensive investigation into the Anonymous Complaints for which Gibson Dunn & Crutcher, LLP, an international law firm recognized for its expertise in conducting internal investigations, and Control Risks, a global risk consultancy specializing in expert analysis and in-depth investigations, were retained to conduct the investigation (the "**Independent Investigation**"). Neither firm performs other work for the Company.

The Indian law firm, Khaitan & Company was appointed to provide legal counsel on Indian law matters associated with the Anonymous Complaint, Independent Investigation and related matters.

The auditors of the Company performed select procedures related to the independent investigation as part the audit for the year ended March 31, 2017.

Gibson Dunn and Control Risks have now completed their detailed and extensive Independent Investigation and as they have described in the attached document, they did not find any evidence whatsoever of wrongdoing.

The Company has also fully cooperated with all requests for information from SEBI regarding the Anonymous Complaints.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under

the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific	**EMEA**	**Americas**
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 (0)2075162748	+1 7136706752
Sarah_Gideon@infosys.com	margherita.dicerbo@infosys.com	Chiku.Somaiya@infosys.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road
Palo Alto, CA 94304-1211
Tel 650.849.5300
www.gibsondunn.com

Memorandum

To: Infosys Audit Committee

From: Charles J. Stevens
Benjamin Wagner

Date: June 19, 2017

Re: Audit Committee's Investigation of 2017 Whistleblower Allegations -- Summary

---

In March 2017, the Audit Committee of the Board of Directors of Infosys Limited retained Gibson Dunn and Control Risks ("the Investigating Firms") to conduct an internal investigation into allegations in two anonymous whistleblower complaints made to the Securities and Exchange Board of India on February 12 and February 19, 2017 ("the Complaints"). In brief, the Complaints alleged that:

- there were improprieties in connection with the Company's acquisitions of Panaya, Inc. and Skava Systems Private Ltd. in 2015;
- the CEO requested that improper deals be made with customers;
- the Mergers and Acquisitions team acted without securing proper approvals; and
- the CEO received inappropriate compensation and incurred excessive expenses relating to travel, security and the Palo Alto office.

The Complaints also included allegations relating to the departure of the former CFO that were previously investigated by the Indian law firm Cyril Amarchand Mangaldas ("CAM") in 2015 and 2016, and questioning the findings and conclusions in the CAM reports in those investigations.

Gibson Dunn is an international law firm of 1,300 lawyers in 20 offices around the world, which is recognized for its expertise in conducting internal investigations. Gibson Dunn's investigation team consisted of seven attorneys in its California and Singapore offices, led by Charles Stevens and Benjamin Wagner. Mr. Stevens and Mr. Wagner were both Presidentially-appointed senior prosecutors in the U.S. Department of Justice, with decades of experience in investigating and prosecuting fraud and business crimes. Mr. Stevens was appointed by President Clinton, and Mr. Wagner by President Obama. Control Risks is an independent, global risk consultancy specializing in expert analysis and in-depth investigations. Control Risks' efforts were led by Steve Blum and Ben Cohen, who are both Certified Public Accountants and Certified Fraud Examiners with significant experience in corporate compliance, forensic accounting, and fraud. Their efforts were supported by their firm's Business Intelligence Practice Group as well as other colleagues with expertise in transaction valuations and computer forensic analysis.

As we described to you in our briefing to the Audit Committee, the Investigating Firms conducted a detailed and extensive independent investigation into the new allegations raised in the February 2017 whistleblower Complaints. The Investigating Firms also reviewed the two previous investigations completed by CAM in 2016, and investigated several matters bearing on the adequacy of those investigations. The investigation involved interviews of over 50 witnesses in India, the United States, and elsewhere, the review of company policies, Board minutes, public filings and internal documents, the collection, search and review by Gibson Dunn attorneys of many thousands of internal emails and attachments, the use of forensic accounting experts to analyze technical and financial information, the review of public filings and media accounts in multiple countries, the review of the CAM reports and supporting documentation, and other investigative measures. No limitations or restrictions were placed on our access to information, and the company and its directors and employees cooperated fully.

As described in detail during our discussion with the Audit Committee, we found no evidence whatsoever to support any of the new allegations in the Complaints regarding wrongdoing by the company or its directors and employees, and those allegations were rebutted by substantial and credible evidence.

- We found no evidence supporting the whistleblower's allegations regarding the acquisitions – there were no conflicts of interest or kickbacks, required approvals for the acquisitions were obtained, thorough due diligence was conducted, the valuations of the target companies done by an outside financial advisor were reasonable, and the purchase prices were within the range of values determined by that advisor.
- We found no evidence of inappropriate contracting.
- We found no evidence that the Mergers and Acquisitions team failed to obtain appropriate approvals.
- We found no evidence that the CEO received excessive variable compensation or incurred unreasonable expenses for security, travel and the Palo Alto office.

We also concluded that CAM's two previous investigations were thorough, and that their findings and conclusions were reasonable and credible based on the evidence.